UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Syms Corp.

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

871551107

(CUSIP Number)

Peter G. Smith, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

(212) 715-9100

Martin D. Sklar, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176

(212) 986-6000

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

January 31, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:[ ].

(Continued on following pages)

(Page 1 of 31 Pages)

CUSIP No. 871551107	Page 2 of 31 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Equity Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	268,996
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	268,996
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
268,996

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.84%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 871551107	Page 3 of 31 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Investors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO, WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	269,096
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	269,096
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
269,096

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.84%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 871551107	Page 4 of 31 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Management, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	100
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	100
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.01%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 871551107	Page 5 of 31 Pages

1)	NAME OF REPORTING PERSON

Barington Investments, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	136,117
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	136,117
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
136,117

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.93%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 871551107	Page 6 of 31 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO, WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	136,217
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	136,217
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
136,217

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.93%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 871551107	Page 7 of 31 Pages

1)	NAME OF REPORTING PERSON

Benchmark Opportunitas Fund plc

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
None

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
None

14)	TYPE OF REPORTING PERSON
CO

CUSIP No. 871551107	Page 8 of 31 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	100
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	100
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.01%

14)	TYPE OF REPORTING PERSON
IA, OO

CUSIP No. 871551107	Page 9 of 31 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Offshore Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

7) SOLE VOTING POWER
NUMBER OF	470,970
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	470,970
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
470,970

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.23%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 871551107	Page 10 of 31 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors II, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO, WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	471,070
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	471,070
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
471,070

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.23%

14)	TYPE OF REPORTING PERSON
IA, OO

CUSIP No. 871551107	Page 11 of 31 Pages

1)	NAME OF REPORTING PERSON

Barington Capital Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO, WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

7) SOLE VOTING POWER
NUMBER OF	876,683
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	876,683
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
876,683

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.01%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 871551107	Page 12 of 31 Pages

1)	NAME OF REPORTING PERSON

LNA Capital Corp.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	876,683
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	876,683
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
876,683

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.01%

14)	TYPE OF REPORTING PERSON
CO

CUSIP No. 871551107	Page 13 of 31 Pages

1)	NAME OF REPORTING PERSON

James A. Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO, PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	876,833
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	876,833
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
876,833

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.01%

14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 871551107	Page 14 of 31 Pages

1)	NAME OF REPORTING PERSON

RJG Capital Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	17,200
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	17,200
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,200

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 871551107	Page 15 of 31 Pages

1)	NAME OF REPORTING PERSON

RJG Capital Management, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	17,200
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	17,200
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,200

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 871551107	Page 16 of 31 Pages

1)	NAME OF REPORTING PERSON

Ronald J. Gross

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO, PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	17,205
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	17,205
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,205

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%

14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 871551107	Page 17 of 31 Pages

1)	NAME OF REPORTING PERSON

Esopus Creek Value L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	405,000
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	405,000
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
405,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.78%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 871551107	Page 18 of 31 Pages

1)	NAME OF REPORTING PERSON

Esopus Creek Advisors LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	405,000
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	405,000
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
405,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.78%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 871551107	Page 19 of 31 Pages

1)	NAME OF REPORTING PERSON

Andrew L. Sole

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	72,000
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	405,000
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	72,000
WITH
10) SHARED DISPOSITIVE POWER
405,000

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
477,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.27%

14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 871551107	Page 20 of 31 Pages

1)	NAME OF REPORTING PERSON

Joseph S. Criscione

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	54,700
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	405,000
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	54,700
WITH
10) SHARED DISPOSITIVE POWER
405,000

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
459,700

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.15%

14)	TYPE OF REPORTING PERSON
IN

Page 21 of 31 Pages

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2007, as amended by that certain Amendment No. 1 filed with the SEC on October 29, 2007, that certain Amendment No. 2 filed with the SEC on January 2, 2008 and that certain Amendment No. 3 filed with the SEC on January 23, 2008 (collectively, the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock, par value $0.05 per share (the "Common Stock"), of Syms Corp., a New Jersey corporation (the "Company"). The principal executive offices of the Company are located at Syms Way, Secaucus, New Jersey 07094.

Item 2.	Identity and Background.

The first two paragraphs of Items 2(a) - (c) of the Statement are hereby amended and restated as follows:

(a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Management, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC, Ronald J. Gross, Esopus Creek Value L.P., Esopus Creek Advisors LLC, Andrew L. Sole and Joseph S. Criscione (each, a “Reporting Entity” and, collectively, the “Reporting Entities”). Benchmark Opportunitas Fund plc no longer beneficially owns Common Stock of the Company and will no longer be included as a member of any group with the other Reporting Entities in future amendments to this Schedule 13D.

As of January 31, 2008, the Reporting Entities are the beneficial owners of, in the aggregate, 1,425,738 shares of Common Stock, representing approximately 9.8% of the shares of Common Stock presently outstanding.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

On January 31, 2008, Barington Capital Group, L.P., Esopus Creek Advisors LLC, and RJG Capital Management, LLC issued a press release announcing the release of a letter to their fellow shareholders of the Company. The letter responds to the January 28, 2008 letter sent to shareholders by Marcy Syms, the Company’s Chief Executive Officer. A copy of the press release, which includes the letter to shareholders, is attached as Exhibit 99.7 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) of the Statement are hereby amended and restated as follows:

(a) As of January 31, 2008, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 268,996 shares of Common Stock, representing approximately 1.84% of the shares of Common Stock presently outstanding based upon the 14,587,187 shares of Common

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Stock reported by the Company to be issued and outstanding as of January 2, 2008 in its Form 10-Q filed with the SEC on January 11, 2008 (the “Issued and Outstanding Shares”).

As of January 31, 2008, Barington Investments, L.P. beneficially owns 136,117 shares of Common Stock, representing approximately 0.93% of the Issued and Outstanding Shares. As of January 31, 2008, Barington Companies Offshore Fund, Ltd. beneficially owns 470,970 shares of Common Stock, representing approximately 3.23% of the Issued and Outstanding Shares. As of January 31, 2008, Barington Companies Investors, LLC beneficially owns 100 shares of Common Stock. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may also be deemed to beneficially own the 268,996 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., constituting an aggregate of 269,096 shares of Common Stock, representing approximately 1.84% of the Issued and Outstanding Shares. As of January 31, 2008, Barington Companies Management, LLC beneficially owns 100 shares of Common Stock, representing less than 0.01% of the Issued and Outstanding Shares. As of January 31, 2008, Barington Companies Advisors, LLC beneficially owns 100 shares of Common Stock. As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may also be deemed to beneficially own the 136,117 shares of Common Stock beneficially owned by Barington Investments, L.P., constituting an aggregate of 136,217 shares of Common Stock, representing approximately 0.93% of the Issued and Outstanding Shares. As of January 31, 2008, Barington Offshore Advisors, LLC beneficially owns 100 shares of Common Stock representing less than 0.01% of the Issued and Outstanding Shares. As of January 31, 2008, Barington Offshore Advisors II, LLC beneficially owns 100 shares of Common Stock. As the investment advisor to Barington Companies Offshore Fund, Ltd. Barington Offshore Advisors II, LLC may also be deemed to beneficially own the 470,970 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 471,070 shares of Common Stock, representing approximately 3.23% of the Issued and Outstanding Shares. As of January 31, 2008, Barington Capital Group, L.P. beneficially owns 100 shares of Common Stock. As the majority member of Barington Companies Investors, LLC, Barington Companies Management, LLC, Barington Companies Advisors, LLC, Barington Offshore Advisors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 268,996 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 136,117 shares of Common Stock beneficially owned by Barington Investments, L.P., the 470,970 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., the 100 shares of Common Stock beneficially owned by Barington Companies Investors, LLC, the 100 shares of Common Stock beneficially owned by Barington Companies Management, LLC, the 100 shares of Common Stock beneficially owned by Barington Companies Advisors, LLC, the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors, LLC and the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors II, LLC, constituting an aggregate of 876,683 shares, representing approximately 6.01% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 268,996 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 136,117 shares of Common Stock beneficially owned by Barington Investments, L.P., the 470,970 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. the 100 shares of Common Stock beneficially owned by Barington Companies Investors, LLC, the 100 shares of Common Stock beneficially owned by Barington Companies Management, LLC, the 100 shares of Common Stock beneficially owned by Barington

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Companies Advisors, LLC, the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors, LLC, the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors II, LLC and the 100 shares of Common Stock beneficially owned by Barington Capital Group, L.P., constituting an aggregate of 876,683 shares of Common Stock, representing approximately 6.01% of the Issued and Outstanding Shares. As of January 31, 2008, James A. Mitarotonda beneficially owns 150 shares of Common Stock. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may also be deemed to beneficially own the 268,996 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 136,117 shares of Common Stock beneficially owned by Barington Investments, L.P., the 470,970 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. the 100 shares of Common Stock beneficially owned by Barington Companies Investors, LLC, the 100 shares of Common Stock beneficially owned by Barington Companies Management, LLC, the 100 shares of Common Stock beneficially owned by Barington Companies Advisors, LLC, the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors, LLC, the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors II, LLC and the 100 shares of Common Stock beneficially owned by Barington Capital Group, L.P., constituting an aggregate of 876,833 shares of Common Stock, representing approximately 6.01% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 150 shares of Common Stock beneficially owned by him, the 268,996 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 136,117 shares of Common Stock beneficially owned by Barington Investments, L.P., the 470,970 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. the 100 shares of Common Stock beneficially owned by Barington Companies Investors, LLC, the 100 shares of Common Stock beneficially owned by Barington Companies Management, LLC, the 100 shares of Common Stock beneficially owned by Barington Companies Advisors, LLC, the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors, LLC, the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors II, LLC and the 100 shares of Common Stock beneficially owned by Barington Capital Group, L.P. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of January 31, 2008, RJG Capital Partners, L.P. beneficially owns 17,200 shares of Common Stock, representing approximately 0.12% of the Issued and Outstanding Shares. As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 17,200 shares owned by RJG Capital Partners, L.P., representing approximately 0.12% of the Issued and Outstanding Shares. As of January 31, 2008, Ronald J. Gross beneficially owns 5 shares of Common Stock. As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Mr. Gross may also be deemed to beneficially own the 17,200 shares owned by RJG Capital Partners, L.P., constituting an aggregate of 17,205 shares of Common Stock, representing approximately 0.12% of the Issued and Outstanding Shares. Mr. Gross has sole voting and dispositive power with respect to the 5 shares owned by him and the 17,200 shares owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares. Mr. Gross disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of January 31, 2008, Esopus Creek Value L.P. beneficially owns 405,000 shares of Common Stock, representing approximately 2.78% of the Issued and Outstanding Shares. As of January 31, 2008, Andrew L. Sole beneficially owns 72,000 shares of Common Stock

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representing 0.49% of the Issued and Outstanding Shares. As of January 31, 2008, Joseph S. Criscione beneficially owns 54,700 shares of Common Stock representing 0.37% of the Issued and Outstanding Shares. As the general partner of Esopus Creek Value L.P., Esopus Creek Advisors LLC may be deemed to beneficially own the 405,000 shares of Common Stock beneficially owned by Esopus Creek Value L.P., representing approximately 2.78% of the Issued and Outstanding Shares. As managing members of Esopus Creek Advisors LLC and as portfolio managers to Esopus Creek Value L.P., each of Andrew L. Sole and Joseph S. Criscione may also be deemed to beneficially own the 405,000 shares of Common Stock beneficially owned by Esopus Creek Value L.P. constituting an aggregate of 477,000 and 459,700 shares of Common Stock, respectively, representing approximately 3.27% and 3.15% of the Issued and Outstanding Shares, respectively. Andrew L. Sole and Joseph S. Criscione share the power to vote and to direct the vote and the power to dispose and to direct the disposition of the 405,000 shares of Common Stock beneficially owned by Esopus Creek Value L.P. Andrew L. Sole has sole voting and dispositive power with respect to the 72,000 shares of Common Stock beneficially owned by him. Joseph S. Criscione has sole voting and dispositive power with respect to the 54,700 shares of Common Stock beneficially owned by him.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(b)         Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a), except that Messrs. Sole and Criscione have shared authority to vote and dispose of the shares reported as beneficially owned by Esopus Creek Value L.P. and Esopus Creek Advisors LLC.

Except as set forth above, each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares of Common Stock each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

(c)          Information concerning all transactions in shares of Common Stock effected by the Reporting Entities since the filing of the Statement are described in Schedule I attached hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.7	Press release issued by Barington Capital Group, L.P., Esopus Creek Advisors LLC and RJG Capital Management, LLC, dated January 31, 2008.

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:	February 1, 2008

BARINGTON COMPANIES EQUITY
PARTNERS, L.P.
By: Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES MANAGEMENT, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON INVESTMENTS, L.P.
By: Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES ADVISORS, LLC.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

Page 26 of 31 Pages

BENCHMARK OPPORTUNITAS FUND PLC
By: Barington Offshore Advisors, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON OFFSHORE ADVISORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Authorized Signatory

BARINGTON OFFSHORE ADVISORS II, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON CAPITAL GROUP, L.P.
By: LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

Page 27 of 31 Pages

RJG CAPITAL PARTNERS, L.P.
By: RJG Capital Management, LLC, its general partner

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
Title: Managing Member

RJG CAPITAL MANAGEMENT, LLC

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
Title: Managing Member

/s/ Ronald J. Gross
Ronald J. Gross

ESOPUS CREEK VALUE L.P.
By: Esopus Creek Advisors LLC, its general partner

By: /s/ Andrew L. Sole
Name: Andrew L. Sole
Title: Managing Member

ESOPUS CREEK ADVISORS LLC

By: /s/ Andrew L. Sole
Name: Andrew L. Sole
Title: Managing Member

/s/ Andrew L. Sole
Andrew L. Sole

/s/ Joseph S. Criscione
Joseph S. Criscione

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SCHEDULE I

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by the Reporting Entities since the filing of the Statement. All transactions were effectuated in the open market through a broker.

Shares sold by Benchmark Opportunitas Fund plc

Date	Number of Shares	Price Per Share	Cost (*)
1/25/2008	(4,200)	$11.500	$(48,300.00)
1/28/2008	(4,063)	$11.155	$(45,322.77)

(*)	Excludes commissions and other execution-related costs